Joe Laxague Partner jlaxague@cronelawgroup.com

Mason Allen Of Counsel mallen@cronelawgroup.com

VIA EDGAR

February 2, 2022

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Washington, D.C. 20549

Attn:	Sean Healy Dorrie Yale

Re:	Inspire Veterinary Partners, Inc. Amendment No. 2 to Draft Registration Statement on Form S-1 Filed January 5, 2023 CIK No.: 0001939365

Dear Mr. Healy and Ms. Yale:

We write on behalf of Inspire Veterinary Partners, Inc. (the “Company”) in response to comments by the United States Securities and Exchange Commission (the “Commission”) in its letter dated January 21, 2023, commenting on Amendment No. 2 to the Company’s Draft Registration Statement on Form F-1 filed January 5, 2022 (the “Registration Statement”).

Titling and paragraph numbering of the comments listed below corresponds to the titling and numbering used in the Commission’s comment letter.

Amendment No. 2 to Draft Registration Statement on Form S-1

Prospectus Summary

Summary of Risk Factors, page 6

1.	We acknowledge your revised disclosures in response to prior comment 4. Please further expand your third bullet to explain that neither Mr. Carr nor Mr. Keiser will be obligated to devote any specific portion of their time exclusively to you, as you clarify later in your prospectus.

Response: In response to this comment, the Company has amended the Registration Statement to update the third bullet under “Summary of Risk Factors” to disclose that neither Mr. Carr nor Mr. Keiser will be obligated to dedicate all of their time or resources or any specific portion of their time exclusively to the Company.

The sale or availability for sale. . ., page 24

2.	We acknowledge your revised disclosure in response to prior comment 7. However, your revised disclosure refers to the controlling voting percentage to be 57.4%, but your disclosures elsewhere in the prospectus indicate that the controlling ownership (after taking into account class B shares) is 90.5%. Please revise to clarify. Similarly, please revise the heading of your second risk factor on page 23 to explain that the voting control held by your directors and officers and their affiliates to be 90.5%, or advise.

Response: In response to this comment, the Company has amended the Registration Statement to clarify that the controlling ownership has voting power of 85.5%. The Company has further amended the Registration Statement to update the second risk on page 23 to disclose that the voting control held by our directors and officers and their affiliates to be 85.5% and has made conforming and related changes throughout the Registration Statement.

Selling Stockholders, page 28

3.	We acknowledge your revised disclosures in response to prior comment 8. Please revise to include a footnote identifying the individual with voting and investment power for Ontario LTD. Please also revise to clarify footnotes 3 and 4 on page 31 regarding whether the distributions by Star Circle Advisory and Wilderness Trace have already occurred and the shares of Class B common stock are currently held directly by Messrs. Carr and Keiser.

Response: In response to this comment, the Company has amended the Registration Statement to add footnotes to the Selling Stockholder table to identify the identity of the natural person with voting and investment power over each remaining non-natural person Selling Stockholder, including Ontario LTD, whose formal name has been updated. The Company has further amended the Registration Statement to clarify that the share distributions by Star Circle Advisory have already occurred but that a similar distribution by Wilderness Trace has not yet occurred.

4.	We note your response and revised disclosures in response to prior comment 9, including your statement that the number of shares outstanding only contemplate shares outstanding as of the date of the prospectus. However, as your revised disclosures now state that the secondary offering is conditioned upon the successful completion of the primary underwritten offering, please ensure that you state the number of shares that will be outstanding after the primary offering. In addition, with reference to Item 507 of Regulation S-K, for each selling stockholder, including Dragon Dynamic and Target Capital, disclose the nature of any position, office, or other material relationship with you or any of your predecessors or affiliates within the past three years.

Response: In response to this comment, the Company has amended the Registration Statement to disclose the anticipated number of shares of Class A common stock and Class B common stock to be outstanding following the consummation of the primary underwritten offering. The Company has further amended the Registration Statement to disclose the nature of any position, office, or other material relationship of each Selling Stockholder with the Company or any of its predecessors or affiliates within the past three years.

5.	We also note that you have not yet included the number of shares to be offered by many of the listed selling stockholders. Please revise your disclosure to provide all the information required by Item 507 of Regulation S-K, including the amount to be offered for each selling stockholder. In addition, we note your statements on pages 28 and 32 indicating that the selling stockholders may include various transferees. Please note that since you are not eligible to rely on Rule 430B of Regulation C, you must file a post-effective amendment to add selling stockholders to the registration statement. Please revise your disclosures as appropriate. For guidance, please refer to Rule 430B and Regulation S-K CD&I 140.03. Rule 430B of Regulation C

Response: In response to this comment, the Company has amended the Registration Statement to include the number of shares to be offered by each Selling Stockholder. The Company has further amended the Registration Statement to remove the references to transferees on page 28 and updated the disclosure on page 32, and the Company respectfully notes the Staff’s guidance with respect to Rule 430B of Regulation C and Regulation S-K CD&I 140.03. Rule 430B of Regulation C.

Use of Proceeds, page 33

6.	We note that your response to our prior comment 10 states that you have not entered into any signed acquisition agreements or letters of intent with such forecasted acquisition targets. We also note your disclosure that you have two additional locations under contract. Please either reconcile your disclosure with your response, or, as previously stated, identify the businesses to be acquired and provide a brief description of such businesses.

Response: In response to this comment, the Company has amended the Registration Statement to remove the reference to pending acquisitions in the “Use of Proceeds” section. The Company has further amended the Registration Statement to provide disclosure regarding the two recently closed acquisitions and conformed the disclosure throughout the Registration Statement.

Summary of Results of Operations, page 40

7.	We note your response to comment 11. It continues to remain unclear what additional factors aside from acquisitions led to material changes from period to period in your results from operations. For example, you disclose that service revenue increased $3,837,424 for the nine months ended September 30, 2022 as compared to the nine months ended September 30, 2021. You then note that the increase in service revenue was driven primarily by acquisitions of animal hospitals and clinics completed during the nine months ended September 2022 which contributed service revenue of $2,486,152 for the nine months ended September 30, 2022. You note that the remaining increase of $1,351,272 is for the acquisitions of animal hospitals and clinics completed during the year ended 2021 and then also refer to a slight decrease in the daily volume of services as well as price increases. Please quantify the extent to which other factors such as the decrease in volume and price increases also contributed to material changes in revenues. Refer to Item 303(b)(2)(iii) of Regulation S-K.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the Company revised the summary of results of operations to include the average daily service and product revenue by animal hospital and clinics for the nine months ended September 30, 2022 and 2021. The Company notes the additional tabular information quantifies the net effect of the decrease in volume and slight increase in prices for Kauai Veterinary Clinic and Chiefland Animal Hospital as the daily product and revenue decreased by 6% and 14%, respectively, period over period.

Our Business, page 52

8.	We note your revised disclosures in response to prior comment 14. However, please further revise your prospectus disclosures as appropriate to ensure that your description of your business reflects your current business. For example, we note that you previously disclosed that Pony Express is a mixed animal practice that also serves horses. However, your disclosures elsewhere in your prospectus, including on pages 1, 6 and 37 have not been updated to reflect your current business and do not adequately reflect your completed acquisition of this practice. We also note that the Pony Express real estate is not appropriately included in your discussion of your properties. Please also ensure that you make other appropriate updates to the description of your business, as it currently exists, including the number of employees.

Response: In response to this comment, the Company has amended the Registration Statement throughout to account for recent acquisitions and the current business as of the date of this correspondence.

Executive and Director Compensation, page 67

9.	Please update your compensation disclosure for your recently completed fiscal year ended December 31, 2022. For guidance, refer to Item 402 of Regulation S-K and Regulation SK CD&I 117.05.

Response: In response to this comment, the Company has amended the Registration Statement to update the Executive Compensation table to reflect compensation received by the three listed named executive officers for the fiscal years ended December 31, 2022 and 2021.

Financial Statements, page F-1

10.	We note your response to comment 19. We note that you determined that Kauai Veterinary Clinic is the predecessor entity; however do not believe the inclusion of audited predecessor financial statements in the Registration Statement would be meaningful. Please submit a formal waiver request to the Division of Corporation Finance’s Office of Chief Accountant. See https://www.sec.gov/forms/corp_fin_noaction?#no-back.

Response: In response to this comment, the Company respectfully advises the staff that a formal waiver request was submitted to the Division of Corporation Finance’s Office of Chief Accountant on January 13, 2023.

11.	We note your response to comment 20. Your response indicates that you relied upon the guidance in SAB Topic 1.J in determining that additional financial statements of acquisitions did not need to be provided pursuant to Rule 8-04 of Regulation S-X as well as corresponding pro forma financial information. Please provide us with your detailed application of the guidance of SAB Topic 1.J which led to this determination. As outlined in SAB Topic 1.J, there are specific conditions that must be met in order to omit preacquisition audited financial statements of acquirees from a registration statement which include the following:
•	the combined significance of businesses acquired or to be acquired for which audited financial statements cover a period of less than 9 months may not exceed 10%;
•	the combined significance of businesses acquired or to be acquired for which audited financial statements cover a period of less than 21 months may not exceed 20%; and
•	the combined significance of businesses acquired or to be acquired for which audited financial statements cover a period of less than 33 months may not exceed 40%.

We also remind you that these significance tests should be applied to pro forma financial statements, prepared in a manner consistent with Article 11 of Regulation S-X with the pro forma balance sheet being as of the date of your latest balance sheet included in the registration statement and the pro forma statement of operations being for the most recent fiscal year included in the registration statement.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the Company plans to file an amended S-1 subsequent to this filing to include the fiscal year 2022 audited consolidated financial statements for the Company as soon as the audit is completed. The Company respectfully notes the inclusion of the 2022 audited financial statements will result in the exclusion of any preacquisition audited financial statements of acquirees pursuant to Rule 3-05 of Regulation S-X based on the Company’s application of SAB Topic 1.J.

12.	We note your response to comment 21. You continue to present gross profit on page F-18. Please revise as necessary.

Response: In response to this comment, the Company respectfully advises the Staff that the Company has revised the pro forma on page F-18 to remove the measure of gross profit.

Item 15. Recent Sales of Unregistered Securities, page II-2

13.	You disclose that you relied on Regulation D under the Securities Act to issue unregistered securities. Please advise why it appears that you did not file a Form D with the Commission for any of these transactions.

Response: In response to this comment, the Company respectfully advises the Staff that the Company has filed Form D’s for each of the issuances of securities by the Company reflected under the caption, “Recent Sales of Unregistered Securities.”

14.	We note your revised disclosures in response to prior comment 23 and re-issue.

Response: In response to this comment, the Company has amended the Registration Statement to provide supplemental disclosure regarding recent sales of unregistered securities pursuant to Item 701 of Regulation S-K.

Exhibits

15.	We note your response to our prior comment 24. Please revise the below:

•	We note that several of the linked exhibits do not actually match the associated titles in the Exhibit Index. Please ensure that every linked exhibit in the Exhibit Index actually matches the corresponding titles. For example, revise the titles of Exhibits 10.4, 10.5, 10.6, 10.17 and 10.18 to specify the agreement and the agreement exhibit that these exhibits represent;
•	We also note that Exhibit B from Exhibit 10.1 Form of Note Purchase Agreement has been omitted from the exhibit. Please revise to attach Exhibit B to Exhibit 10.1; and
•	Please file Exhibit 10.8, Notice and Consent to Modification and Confirmation of Guaranty by Guarantor, dated February 17, 2021, in a text searchable format. Please refer to Section 5.2.3.6 of the EDGAR File Manual (Volume II) EDGAR Filing (Version 60, December 2021) and Item 301 of Regulation S-T.

Response: In response to this comment, the Company has amended the Registration Statement to revise the exhibit index and the numbering and linking of the exhibits. The Company has further amended the Registration Statement to include Exhibit B from Exhibit 10.1, the Form of Note Purchase Agreement, and to file Exhibit 10.8, Notice and Consent to Modification and Confirmation of Guaranty by Guarantor, in a text searchable format.

Please feel free to contact me should you require additional information at (775) 234-5221 or jlaxague@cronelawgroup.com.

THE CRONE LAW GROUP, P.C.

By:	/s/ Joe Laxague
Joe Laxague, Esq.